Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver announces TSX ticker symbol changed to "PAAS"

Vancouver, B.C.— January 31, 2017- Pan American Silver Corp. (NASDAQ:PAAS; TSX:PAA) (“Pan American” or the “Company”) today announced that, effective the start of trading on Wednesday, February 1, 2017, Pan American’s stock ticker symbol on the Toronto Stock Exchange (“TSX”) will change from its original three-letter symbol, “PAA” to “PAAS” (TSX: PAAS).
This root symbol change does not require any action by current shareholders. There is no change in the Company's name, no change in its CUSIP number and no consolidation of capital, and there are no steps that need to be taken with respect to previously issued share certificates.
Pan American requested the change to its ticker symbol in Canada following the new permissions introduced by the TSX that allow companies to use a four-letter symbol.  The change will align the Company’s Canadian ticker symbol with its U.S. ticker symbol on NASDAQ, which remains “PAAS” (NASDAQ:PAAS).

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (currently under the symbol PAA).
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
ir@panamericansilver.com